FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the month of August 2000
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                     Form 20 - F   X           Form 40 - F
                                 -----                    -----
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes           No   X
                                   ------       ------

This Form 6-K consists of:

A press release issued by Vasogen Inc. on August 15, 2000, entitled: "Published Results Support Vasogen's Ongoing Trials".


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 VASOGEN INC.


                                        By ____________________________
                                          (Name: Christopher  Waddick)
                                          (Title: Vice-President, Finance & CFO)



Date:  August 15, 2000

 Vasogen Inc.
                                                            INVESTOR CONTACT
   2155 Dunwin Drive
   Mississauga, ON, Canada L5L 4M1                          Glenn Neumann
   tel: (905) 569-2265   fax: (905) 569-9231                Investor Relations
   www.vasogen.com                                          (905) 569-9065
                                                            investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

               Published Results Support Vasogen's Ongoing Trials

Toronto, Ontario (August 15, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that the Journal of Cutaneous Medicine and Surgery has published results showing a significant beneficial effect of its VAS972 immune modulation therapy. The studies, utilizing a well-known animal model of inflammatory skin disease, were directed by Daniel Sauder, MD, Professor and Chief of Dermatology at the University of Toronto and demonstrated a significant inhibition of immune-mediated inflammation by VAS972. Based on this work, Vasogen has initiated a placebo-controlled clinical trial of VAS972 in patients suffering from moderate to severe psoriasis. This trial is now fully enrolled with results expected in October of this year. The Journal of Cutaneous Medicine and Surgery is a peer-reviewed publication that is targeted to the international dermatologic and cutaneous biology community.

Forty-six per cent of animals receiving VAS972 therapy showed a significant suppression of inflammation when compared to untreated controls and a histological examination of the tissue showed a markedly reduced number of infiltrating inflammatory cells. This level of suppression is comparable to that seen using a number of powerful but toxic immunosuppressive agents, such as cyclosporine, which is widely used to treat moderate to severe psoriasis.

These findings, together with results previously presented at the 61st Annual Meeting of the Society for Investigative Dermatology in Chicago demonstrating that the key regulatory cytokine IL-10 is an important mediator of the anti-inflammatory mechanism of VAS972, suggest a therapeutic potential across a wide range of autoimmune diseases including psoriasis, rheumatoid arthritis, multiple sclerosis, and inflammatory bowel disease.

"The results of these studies have enhanced our understanding of the anti-inflammatory effect of Vasogen's immune modulation therapies and suggest new therapeutic targets for clinical development beyond the five indications currently in clinical trials," commented Dr. Anthony Bolton, Vasogen's Director of Research.

Psoriasis is one of the most common diseases of the skin, occurring in up to 3% of the world's population. While there is no cure, moderate to severe disease responds best to immunosuppressive therapies, such as cyclosporine administration, and to UV light treatment. However, the use of these treatments is limited by their serious side effects, including kidney toxicity and an increased incidence of cancer. By contrast, Vasogen's immune modulation therapy has demonstrated an excellent safety profile.

  Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.